FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files
or will file annual reports under over Form 20-F or Form 40-F.

Form 20-F [   ]               Form 40-F [X]

[Indicate by check mark whether the registrant by
furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]               No [X]

[If “Yes” is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b):

82-______

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

April 10, 2002	By: /s/ Andrew M. Archibald

Andrew M. Archibald C.A. Chief Financial Officer, Secretary, Treasurer, & Vice President Administration

2